Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
TEKNI-PLEX, INC.

     TEKNI-PLEX, INC. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

     FIRST: The present name of the Corporation is TEKNI-PLEX, INC. and, the name under which the Corporation was originally incorporated is TP ACQUISITION COMPANY, INC., and the date of filing the original certificate of incorporation of the Corporation with the Secretary of State of the State of Delaware is March 15, 1994.

     SECOND: This Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Sections 141, 228, 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation’s certificate of incorporation.

     THIRD: The certificate of incorporation of the Corporation, as amended and restated in its entirety herein, shall henceforth read as follows:

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TEKNI-PLEX, INC.

     1. The name of the corporation is TEKNI-PLEX, INC. (the “Corporation”).

     2. The address of the Corporation’s registered office in the State of Delaware is: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of its registered agent at such address is The Company Corporation.

     3. The nature of the business or purposes to be conducted or promoted by the Corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

     4. Capital Stock.

     4.1. Authorized Shares. The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred and two thousand five hundred (102,500) shares, consisting of:

     (A) Twenty thousand (20,000) shares of common stock, $0.01 par value per share (the “Common Stock”); and

     (B) Eighty-two thousand five hundred (82,500) shares of redeemable preferred stock, $0.01 par value per share (“Series A Preferred Stock”).

      The shares of Common Stock and Series A Preferred Stock shall have the rights, preferences, privileges and limitations set forth below:

     4.2. Definitions. As used in this Section 4, the following terms have the following definitions:

     4.2.1. “Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that no stockholder of the Corporation shall be deemed an Affiliate of any other stockholder of the Corporation solely by reason of any investment in the Corporation. For the purpose of this definition, the term “control” (including with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), when used with respect to any Person, means (i) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise or (ii) the direct or indirect beneficial ownership of at least 20% of the profits or assets of such Person.

     4.2.2. “Aggregate Redemption Price” is defined in Section 4.5.1.

     4.2.3. “Bankruptcy Law” means Title 11 of the United States Code or any other Federal, state or foreign bankruptcy, insolvency or similar law for the relief of debtors.

     4.2.4. “Board of Directors” shall mean the board of directors of the Corporation.

     4.2.5. “By-Laws” shall mean the By-Laws of the Corporation.

     4.2.6. “Common Stock” is defined in Section 4.1.

     4.2.7. “Corporation Sale” shall mean:

     (A) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a Subsidiary of the Corporation is a constituent party; except any such merger or consolidation involving the Corporation or a Subsidiary in which the holders of capital stock of the Corporation immediately prior to such merger or consolidation continue to hold immediately following such merger or consolidation at least a majority by voting power and economic interest of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation;

     (B) the sale, lease, transfer or other disposition, in a single transaction or a series of transactions, by the Corporation or any of its Subsidiaries of all or substantially all of the assets of the Corporation and its Subsidiaries taken as a whole, except where such sale, lease, transfer or other disposition is to a wholly-owned Subsidiary of the Corporation; or

     (C) a transaction or series of transactions in which at least a majority by voting power of the capital stock of the Corporation is transferred, other than to Permitted Transferees.

     4.2.8. “Credit Agreement” shall mean the Corporation’s principal senior credit facility as in effect on the date of original issuance of the Series A Preferred Stock and as subsequently amended or modified, refinanced or replaced in accordance with Section 4.8 hereof.

     4.2.9. “Cumulative Dividend” is defined in Section 4.3.2.

     4.2.10. “Debentures” shall mean the Corporation’s 12 ¾ % Senior Subordinated Notes due 2010 issued pursuant to the indenture dated as of June 21, 2000 and 8 ¾ % Senior Secured Notes due 2013 issued pursuant to the indenture dated as of November 21, 2003.

     4.2.11. “Debt Agreements” shall mean the Credit Agreement and the indentures with respect to the Debentures, each as in effect on the date of original issuance of the Series A Preferred Stock and as subsequently amended or modified and, only in the case of the Credit Agreement, refinanced or replaced, in accordance with Section 4.8 hereof.

     4.2.12. “Disability” shall mean disability or incapacity which renders an employee unable to perform his or her duties for a period in excess of 120 consecutive days or a total of more than 180 days in any 12-month period.

     4.2.13. “Distribution” shall mean (i) the transfer of cash or other property without consideration whether by way of dividend or otherwise, or (ii) the purchase or redemption of shares of the Corporation or any Subsidiary for cash or property other than: (A) repurchases of such shares issued to or held by employees, officers, directors or consultants of the Corporation or its Subsidiaries upon termination of their employment or services pursuant to agreements obligating the Corporation to repurchase such shares and for which approval by the Board of Directors, including the Series A Director, was obtained; (B) repurchases of such shares issued to or held by employees, officers, directors or consultants of the Corporation or its Subsidiaries pursuant to rights of first refusal or similar rights contained in agreements providing for such right and for which approval of the Board of Directors, including the Series A Director, was obtained; and (C) any other repurchase or redemption of capital stock of the Corporation or a Subsidiary approved by the Required Preferred Stockholders and the Series A Director.

     4.2.14. “Dividend Payment Date” is defined in Section 4.3.2.

     4.2.15. “Indebtedness” shall mean indebtedness (i) for borrowed money (other than advances among the Corporation and its Subsidiaries), (ii) evidenced by notes, bonds or debentures or similar instruments, (iii) for the deferred purchase price of property (other than ordinary trade payables) or (iv) capitalized lease obligations.

     4.2.16. “Investors Agreement” shall mean the Amended and Restated Investors’ Agreement dated as of May 13, 2005, as from time to time in effect, among the Corporation and its holders of Stock or Options.

     4.2.17. “IPO” shall mean the first closing of the initial underwritten registered public offering of the Corporation’s equity securities.

     4.2.18. “Liquidation Event” shall mean (i) a Corporation Sale or (ii) a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

     4.2.19. “Liquidation Value” is defined in Section 4.4.1.

     4.2.20. “Mandatory Redemption Date” is defined in Section 4.5.1.

     4.2.21. “Optional Redemption Date” is defined in Section 4.5.2.

     4.2.22. “Options” shall mean any options to subscribe for, purchase or otherwise directly acquire Common Stock.

     4.2.23. “Permitted Transfer” shall mean:

     (i) a Transfer of Stock by any Stockholder who is a natural person during his or her lifetime as a gift or gifts to (a) such Stockholder’s spouse, children (including legally adopted children and stepchildren), spouses of children, grandchildren, spouses of grandchildren, parents or siblings; (b) a trust for the benefit of the Stockholder and/or any of the Persons described in clause (a); or (c) a corporation, limited partnership or limited liability company whose sole direct and indirect equity holders are the Stockholder and/or any of the Persons described in clause (a) or clause (b); provided that in any of clauses (a), (b) or (c), the Stockholder transferring such Stock retains exclusive power to exercise all rights under the Investors Agreement;

     (ii) subject to the consent of the Required Preferred Stockholders, a Transfer of Stock by any Stockholder to the Corporation (including, without limitation, any pledge of Stock or Options to the Corporation);

     (iii) a Transfer of Stock by a Stockholder upon death or incapacity to such Stockholder’s estate, executors, administrators and personal representatives, and then to such Stockholder’s legal representatives, heirs or legatees (whether or not such recipients are a spouse, children, spouses of children, grandchildren, spouses of grandchildren, parents or siblings of such Stockholder);

     (iv) a Transfer of Stock (a) by a Stockholder to any Affiliate of such Stockholder or any of the employees, partners, members or Affiliates of such Stockholder or any such Affiliate or (b) between any Preferred Stockholders; or

     (v) within ninety (90) days of the date of the Purchase Agreement, a Transfer of Stock by any Stockholder controlled by Weston Presidio to any Persons that are direct or indirect investors of the Company;

provided, however, that Options may only be transferred in accordance with the terms of any Tekni-Plex, Inc. Stock Incentive Plan approved by the Board of Directors, including the Series A Director; and provided further, that no Permitted Transfer shall be effective unless and until the transferee of the Stock executes and delivers to the Corporation and each Stockholder a counterpart of the Investors Agreement and agrees to be bound thereunder in the same manner and to the same extent as the Stockholder from whom the Stock or Options were transferred. No Permitted Transfer shall conflict with or result in any violation of a valid and applicable judgment, order, decree, statute, law, ordinance, rule or regulation.

     4.2.24. “Permitted Transferee” shall mean any Person who shall have acquired and who shall hold Stock or Options pursuant to a Permitted Transfer.

     4.2.25. “Person” shall mean an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     4.2.26. “Preferred Dividend” is defined in Section 4.3.2.

     4.2.27. “Preferred Stockholders” shall mean the holders from time to time of the Series A Preferred Stock.

     4.2.28. “Purchase Agreement” shall mean the Securities Purchase Agreement, dated as of May 13, 2005, as from time to time in effect, among the Corporation and the initial Preferred Stockholders.

     4.2.29. “Purchase Price” shall mean the price paid for a share of Series A Preferred Stock upon original issuance, adjusted appropriately for subsequent stock splits, stock dividends and other recapitalization events.

     4.2.30. “Redemption Date” is defined in Section 4.5.4.

     4.2.31. “Redemption Notice” is defined in Section 4.5.4.

     4.2.32. “Redemption Price” is defined in Section 4.5.1.

     4.2.33. “Refinancing Securities” shall mean securities issued by the Corporation prior to October 31, 2005, the net cash proceeds of which equal not less than 115% of the aggregate Purchase Price for the outstanding Series A Preferred Stock and are used, directly or indirectly, to redeem the Series A Preferred Stock in full in cash in accordance with Section 4.5.2 hereof.

     4.2.34. “Required Preferred Stockholders” shall mean the Preferred Stockholders owning at least a majority of the outstanding Series A Preferred Stock.

     4.2.35. “Series A Director” means the director elected by the Required Preferred Stockholders in accordance with Section 4.6.3.

     4.2.36. “Series A Preferred Stock” is defined in Section 4.1.

     4.2.37. “Significant Subsidiary” shall have the meaning given to such term in Rule 1-02(w) of Regulation S-X under the Securities Act of 1933, as amended.

     4.2.38. “Smith” shall mean Dr. F. Patrick Smith, an individual residing as of the date of the original issuance of the Series A Preferred Stock at 8601 Riviera Court, Flower Mound, TX 75022.

     4.2.39. “Stock” shall mean the Common Stock or Series A Preferred Stock.

     4.2.40. “Stockholders” shall mean holders of Stock.

     4.2.41. “Subsidiary” shall mean any corporation, partnership, company, firm, association or trust of which the Corporation (i) owns directly or indirectly more than 50% of the equity or beneficial interest, on a consolidated basis, or (ii) owns directly or controls with power to vote, directly or indirectly through one or more Subsidiaries, shares of the equity or beneficial interest having the power to elect more than 50% of the directors, trustees, managers or other officials having powers analogous to that of directors of a corporation.

     4.2.42. “Transfer” shall mean a direct or indirect, sale, assignment, transfer, grant of a participation in, pledge or other disposition of any Stock.

     4.2.43. “Trigger Event” shall mean:

     (A) the failure of the Corporation to redeem any shares of the Series A Preferred Stock in cash when required to do so;

     (B) the failure by the Corporation or Smith to perform or observe any other covenant in the Purchase Agreement or any ancillary documents that is continued for more than sixty (60) days and that is reasonably expected to have a material adverse effect on the Corporation or the Preferred Stockholders;

     (C) any false or misleading representation or warranty by the Corporation in the Purchase Agreement that is reasonably expected to have a material adverse effect on the Corporation or the Preferred Stockholders;

     (D) the failure by the Corporation or any Significant Subsidiary to make payments when due (which failure is continued beyond the cure period contained in the documents governing such payments or which has not been waived by the lender): (i) of the principal amount of any indebtedness or other security (whether at maturity, upon a scheduled amortization date or any other mandatory prepayment date) having an aggregate principal amount in excess of $10,000,000; or (ii) which failure results in the acceleration of indebtedness which aggregates in excess of $10,000,000;

     (E) the Corporation or any Significant Subsidiary, pursuant to or within the meaning of Bankruptcy Law, (i) commences a voluntary case or proceeding, (ii) consents to the entry of an order for relief against it in an involuntary case or proceeding, (iii) consents to the appointment of a custodian of it or for all or substantially all of its property, (iv) makes a general assignment for the benefit of its creditors or (v) generally is not paying its debts as they become due;

     (F) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Corporation or any of its Significant Subsidiaries in an involuntary case, (ii) appoints a custodian of the Corporation or any of its Significant Subsidiaries or for all or substantially all of the property of the Corporation or any of its Significant Subsidiaries, or (iii) orders the liquidation of the Corporation or any of its Significant Subsidiaries, and, in each case, the order or decree remains unstayed and in effect for sixty (60) consecutive days;

     (G) an unsatisfied judgment against the Corporation or any of its Significant Subsidiaries in excess of $10,000,000 which remains undischarged or unstayed (including stays pending appeal) for a period of sixty (60) days;

     (H) the failure of Smith to serve as Chief Executive Officer as a result of his death or Disability or for any other reason except voluntary resignation if a replacement, acceptable to the Required Preferred Stockholders in their sole and absolute discretion, is not found within six months after such death or Disability;

     (I) the failure of Smith to serve as Chief Executive Officer as a result of a voluntary resignation of employment;

     (J) April 30, 2007; or

     (K) any IPO, Liquidation Event or repayment in full of the Debentures, in each case upon which the Corporation does not redeem the Series A Preferred Stock in full in cash in an amount equal to the Liquidation Value.

     4.2.44. “Weston Presidio” shall mean Weston Presidio Service Company, LLC and funds advised by Weston Presidio Service Company, LLC or its Affiliates.

4.3. Dividends.

     4.3.1. Optional Preferred Dividends. Prior to a Trigger Event, the holders of outstanding shares of Series A Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor. The right to receive dividends on such shares shall not be cumulative, and no right to such dividends shall accrue to Preferred Stockholders by reason of the fact that dividends on such shares are not declared or paid in any calendar year or other period.

     4.3.2. Mandatory Preferred Dividends. From and after a Trigger Event, the Preferred Stockholders shall be entitled to receive, out of any assets legally available therefor, cumulative dividends at a rate of 12% per annum, compounded quarterly, on the Purchase Price (the “Preferred Dividends”). Preferred Dividends shall be payable quarterly in arrears on the last day of each March, June, September and December commencing after a Trigger Event (each a “Dividend Payment Date”). If any Dividend Payment Date occurs on a day that is not a business day, any accrued dividends otherwise payable on such Dividend Payment Date shall be paid on the next succeeding business day. The Preferred Dividends shall be paid in full in cash out of funds legally available therefor and, to the extent permitted by the Debt Agreements, prior and in preference to any payment of any dividend or other Distribution on the Common Stock or any other capital stock of the Corporation in each calendar year. In the event that on the applicable Dividend Payment Date (a) funds legally available for payment of Preferred Dividends, or funds permitted to be paid by the Debt Agreements, shall be insufficient to permit payment in full of the Preferred Dividends or (b) the Board of Directors determines that the Corporation’s current liquidity requirements would make it inappropriate to pay the Preferred Dividends in cash, then the entire cash amount available for payment of Preferred Dividends shall be distributed ratably among all Preferred Stockholders in proportion to the full amount to which they would otherwise be respectively entitled. To the extent that the Corporation fails to pay in full Preferred Dividends in cash for any Dividend Period by the Dividend Payment Date for such Dividend Period, then on such Dividend Payment Date, whether or not declared and whether or not the Corporation has profits, surplus or other funds legally available for payment of dividends, such accrued and unpaid dividends shall become deferred (any such dividends “Cumulated Dividends”). Cumulated Dividends shall be governed by this Certificate of Incorporation and shall be subject in all respects, except as to the date of issuance and date from which dividends accrue and cumulate as set forth below, to the same dividend terms as the shares of Series A Preferred Stock originally issued hereunder. Cumulated Dividends shall accrue and compound on a quarterly basis at the rate of 12% per annum until the date on which the underlying shares of Series A Preferred Stock with respect thereto shall have been liquidated or redeemed in accordance with the terms hereof or the Cumulated Dividends are otherwise paid in cash.

     4.3.3. Common Stock Dividends. The holders of outstanding shares of Common Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, but only after the Series A Preferred Stock is no longer outstanding. The right to receive dividends on such shares shall not be cumulative, and no right to such dividends shall accrue to holders of Common Stock by reason of the fact that dividends on such shares are not declared or paid in any calendar year or other period.

4.4. Liquidation Rights of Series A Preferred Stock.

     4.4.1. Upon the occurrence of any Liquidation Event, the Preferred Stockholders shall then be entitled to receive out of funds legally available therefor, and to the extent permitted by the Debt Agreements, prior and in preference to any distribution of any of the assets of the Corporation to the holders of any Common Stock or other capital stock of the Corporation by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to (i) at all times or prior to October 31, 2005, 115% of the Purchase Price for such share plus any accrued or declared but unpaid dividends (if any) thereon (including any Preferred Dividends and Cumulated Dividends) and (ii) thereafter, the sum of three times the Purchase Price for such share plus any accrued or declared but unpaid dividends (if any) thereon (including any Preferred Dividends and Cumulated Dividends) (but, in each case in the event of a Corporation Sale, not reduced by any portion of the acquisition price that is escrowed, held back or other similar amounts in respect of potential indemnification claims) (such amount determined in (i) or (ii) hereinafter referred to as the “Liquidation Value”). If the Corporation has insufficient assets to permit payment of the Liquidation Value in full to all Preferred Stockholders, then the assets of the Corporation shall be distributed pro rata to the Preferred Stockholders in proportion to the number of shares of Series A Preferred Stock held by each such holder. If the Debt Agreements do not permit payment in full in cash of the Liquidation Value to all Preferred Stockholders, then the assets of the Corporation shall be distributed pro rata to the Preferred Stockholders in proportion to the number of shares of Series A Preferred Stock held by each such holder to the maximum amount permitted by the Debt Agreements and the balance shall be paid in cash when and to the extent subsequently permitted by the Debt Agreements (in minimum amounts of $500,000 each).

     4.4.2. After the payment or setting aside for payment in cash to the Preferred Stockholders of the full amounts specified in Section 4.4.1, the entire remaining funds and assets of the Corporation legally available for distribution shall be distributed pro rata to the holders of the Common Stock in proportion to the number of shares of Common Stock held by them.

     4.4.3. Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that: (i) the appeal procedures established in the proviso to Section 4.3.3 shall be applicable and (ii) any securities to be distributed to stockholders in a Liquidation Event shall be valued as follows:

     (A) Securities not subject to investment letter or other similar restrictions on free marketability:

          (1) if the securities are then traded on a national securities exchange or the NASDAQ National Market (or a similar national quotation system), then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange or system for the ten (10) consecutive trading days ending five (5) trading days prior to the Distribution; and

          (2) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities for the ten (10) consecutive trading days ending five (5) trading days prior to the Distribution.

     (B) The valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be reduced by an appropriate discount from the market value determined as above in Section 4.4.3(A) to reflect the approximate fair market value thereof, as mutually determined by the Board of Directors and the Required Preferred Stockholders.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date on which such transaction closes. For the purposes of this subsection 4.4.3, “trading day” shall mean any day which the exchange or system on which the securities to be distributed are traded is open and “closing prices” or “closing bid prices” shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or NASDAQ, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day; and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

     4.4.4. No Conflicting Agreements. The Corporation shall not have the power to effect any Corporation Sale unless (i) the agreement related thereto provides that the consideration payable to the stockholders of the Corporation shall be allocated in accordance with this Section 4.4 or (ii) the Required Preferred Stockholders specifically consent in writing to the allocation of such consideration in a manner different from that provided in this Section 4.4.

4.5. Redemption of Series A Preferred Stock.

     4.5.1. Mandatory Redemption. Upon the first to occur of (i) February 15, 2014 or (ii) to the extent such redemption is permitted under the Credit Agreement, the payment in full in cash of all obligations under the Debentures, the Corporation shall redeem, out of funds legally available therefor, all of the outstanding shares of Series A Preferred Stock (the “Mandatory Redemption Date”). The Corporation shall redeem each share of Series A Preferred Stock by paying in cash per share an amount equal to the Liquidation Value per share, calculated through the date the shares are actually redeemed (the “Redemption Price”). The total redemption amount associated with the redemption of the Series A Preferred Stock shall be the “Aggregate Redemption Price.” The Redemption Price shall be paid by the Corporation to each of the holders of the outstanding shares of Series A Preferred Stock on or before the Mandatory Redemption Date. If the funds legally available for redemption of the Series A Preferred Stock shall be insufficient to permit the payment of the Aggregate Redemption Price, the Corporation shall effect such redemption pro rata among the Preferred Stockholders so that each Preferred Stockholder shall receive a redemption payment equal to a fraction of the aggregate amount available for redemption, the numerator of which is the number of shares of Series A Preferred Stock held by such holder multiplied by the Redemption Price, and the denominator of which is the number of shares of Series A Preferred Stock outstanding multiplied by the Redemption Price, and a proportionate number of shares of Series A Preferred Stock shall be redeemed.

     4.5.2. Optional Redemption. The Corporation may specify a date prior to the Mandatory Redemption Date (the “Optional Redemption Date”) upon which the Corporation shall redeem all but not less than all of the then outstanding shares of Series A Preferred Stock by paying in cash a price per share equal to the Redemption Price.

     4.5.3. No Other Redemptions. No other capital stock of the Corporation or any Subsidiary shall be redeemed or redeemable by the Corporation or any Subsidiary prior to the redemption of all shares of Series A Preferred Stock, unless approved by the Required Preferred Stockholders.

     4.5.4. Redemption Notice; Mechanics of Redemption. Not more than thirty (30) days or less than fifteen (15) days prior to the Mandatory Redemption Date or Optional Redemption Date (each a “Redemption Date”), as applicable, on which redemption is to be effected hereby, written notice shall be mailed, first class postage prepaid, to each holder of record (at the close of business on the business day next preceding the day on which notice is given) of the Series A

Preferred Stock to be redeemed, at the address last shown on the records of the Corporation for such holder, notifying such Preferred Stockholder redemption to be effected, specifying the number of shares to be redeemed from such holder, the Mandatory Redemption Date or Optional Redemption Date, as the case may be, the Redemption Price, the place at which payment may be obtained and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, the holder’s certificate or certificates representing the shares to be redeemed (the “Redemption Notice”). Except as provided herein, on or after the date that notice is provided hereby, each Preferred Stockholder to be redeemed shall surrender to this Corporation the certificate or certificates representing such shares, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares

     4.5.5. Funds for Redemption. Provided that the funds necessary to pay the related Aggregate Redemption Price have been irrevocably set aside with a bank or trust corporation having aggregate capital and surplus in excess of $100,000,000, as a trust fund for the benefit of the respective holders of the shares designated for redemption and not yet redeemed, with irrevocable instructions and authority to the bank or trust corporation to pay the Redemption Price for such shares to their respective holders on such date upon receipt of notification from the Corporation that such holder has surrendered a share certificate to the Corporation, from and after the applicable Redemption Date, unless there shall have been a default in payment of the Redemption Price, or such payments may not be made by the Corporation because it does not have funds legally available therefor or is prohibited by the Debt Agreements, as the case may be, all rights of the holders of shares of the Series A Preferred Stock as Preferred Stockholders (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to the shares designated for redemption on such date, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. If the funds of the Corporation legally available and permitted by the Debt Agreements for redemption of shares of the Series A Preferred Stock on the date on which redemption is to be effected hereby are insufficient to redeem the total number of shares of the Series A Preferred Stock to be redeemed on such date, those funds that are legally available and permitted by the Debt Agreements will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed based upon their holdings of the Series A Preferred Stock. The shares of the Series A Preferred Stock not redeemed shall remain outstanding and entitled to all the rights, preferences and privileges provided herein. At any time thereafter when additional funds of the Corporation are legally available and permitted by the Debt Agreements for the redemption of shares of the Series A Preferred Stock such funds will immediately be used to redeem the balance of the shares that the Corporation was obliged to redeem as of the applicable Redemption Date, but which it has not redeemed. In the event of any delay in the remittance of redemption payments to Preferred Stockholders from the time of payment required by this Section 4.5, for whatever reason, the Redemption Price not timely paid shall increase at the rate of 4% per annum, compounded quarterly (or, if less, the maximum rate of interest payable under applicable law), until remitted to the holders in accordance with this Section 4.5.

     4.5.6. Determination of Legally Available Funds. In any determination of funds legally available for the redemption of shares pursuant to this Section 4.5, the Corporation shall at all times act in good faith in the determination of such amount including, without limitation, retaining proper valuation experts and revaluing the Corporation’s statutory surplus, if appropriate.

4.6. Voting.

     4.6.1. Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held and, subject to the powers, preferences, rights and privileges of the Series A Preferred Stock and any other class of stock (or any series thereof) having any preference or priority over, or rights superior to, the Common Stock that the Corporation may hereafter become authorized to issue, to the fullest extent permitted by applicable law and pursuant to the By-Laws. Except as otherwise provided in this Section 4, the holders of Common Stock shall have and possess all powers and voting and other rights pertaining to the stock of the Corporation.

     4.6.2. Preferred Stock. Holders of shares of Series A Preferred Stock will have no voting rights, except as required by law or as specifically set forth in this Certificate of Incorporation. In such case, each such holder shall be entitled to one vote for each share held.

     4.6.3. Election of Directors.

     (A) The Board of Directors shall consist of six directors, one of whom shall be elected by the holders of the Series A Preferred Stock through the Required Preferred Stockholders, voting as a separate class so long as the Series A Preferred Stock remains outstanding, and five (six at all times when the Series A Preferred Stock is no longer outstanding) of whom shall be elected by the holders of Common Stock, subject to any voting restrictions under the Investors Agreement. So long as the holders of Series A Preferred Stock are entitled to elect a Series A Director, any vacancy in the position of the Series A Director may be filled only by vote of the Required Preferred Stockholders. The Series A Directors may, during such Series A Director’s term of office, be removed at any time, with or without cause, only by vote of the Required Preferred Stockholders. Except as provided in clause (B) below, each director shall have one vote on all matters considered by the Board of Directors.

     (B) From and after the occurrence of a Trigger Event and so long as any Series A Preferred Stock is outstanding, the holders of the Series A Preferred Stock through the Required Preferred Stockholders, voting as a separate class, shall have the right upon written notice to the Corporation in their discretion to increase the votes of the Series A Director from one vote to six votes (or whatever number is necessary for the Series A Director to cast a majority of the votes on the Board) for all matters considered by the Board of Directors.

     4.7. No Reissuance of Series A Preferred Stock. No share or shares of Series A Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion, exchange or otherwise shall be reissued, and all such shares shall be canceled, retired and eliminated from the shares which the Corporation is authorized to issue.

     4.8. Protective Provisions. As long as any shares of Series A Preferred Stock shall be issued and outstanding, without first obtaining the approval (by vote or written consent as provided by law) of the holders of the Series A Preferred Stock through the Required Preferred Stockholders, the Corporation shall not, and shall not permit any Subsidiary to, either directly or indirectly, through a merger, consolidation or otherwise:

     (A) create, authorize or issue (including on exchange or conversion of any exchangeable or convertible securities or by reclassification) any securities of the Corporation or any Significant Subsidiary, other than (i) Common Stock, or Options to purchase Common Stock, issued or issuable to employees, officers or directors of, or consultant or advisors to the Corporation or any Significant Subsidiary pursuant to restricted stock purchase agreements, stock option plans or similar arrangements now existing or approved by the Board of Directors and the Series A Director in an amount not to exceed 45.75206 shares of (or Options to purchase) Common Stock (as adjusted for any stock split, stock dividend or other recapitalization) and (ii) Refinancing Securities.

     (B) amend, alter, repeal or waive any provision of the Certificate of Incorporation or By-Laws (or similar documents) of the Corporation or alter the terms of the Series A Preferred Stock;

     (C) consummate any sale of the Corporation or any Significant Subsidiary or substantially all of the assets of the Corporation or any Significant Subsidiary or engage in any merger, consolidation, acquisition or similar transaction involving the Corporation or any Significant Subsidiary; provided, however, that such approval from the Preferred Stockholder Representative shall not be required if the net cash proceeds, after deducting all expenses and transaction fees, from such sale, merger, consolidation or similar transaction are used to redeem the Series A Preferred Stock in full in cash in an amount equal to the Liquidation Value upon the closing of such transaction;

     (D) liquidate or dissolve the Corporation or any Significant Subsidiary;

     (E) declare or pay a dividend or Distribution on any of the

Corporation’s or any Significant Subsidiary’s securities or redeem or repurchase any securities of the Corporation or any Significant Subsidiary, other than as set forth herein;

     (F) increase or decrease the authorized number of directors of the Corporation;

     (G) enter into or amend any related party transaction or business arrangement in excess of $1,000,000 in the aggregate, including any transaction or business arrangement with (i) Smith or his family members or entities controlled by any of them or (ii) any other Affiliate of the Corporation;

     (H) incur any Indebtedness (other than Indebtedness the terms of which do not prohibit the redemption of the Series A Preferred Stock in full in cash on February 15, 2014) or guarantee such Indebtedness, including the refinancing or replacing of any existing Indebtedness;

     (I) amend or modify the Debt Agreements or agreements relating to other Indebtedness, which amendment or modification would prohibit the redemption of the Series A Preferred Stock in full in cash on February 15, 2014; or

     (J) hire or terminate the Chief Executive Officer, the Chief Financial Officer or the Chief Operating Officer, or make any alteration, modification or amendment of any of their compensation arrangements or agreements.

The Corporation agrees (i) that for all tax purposes the Preferred Stockholders will not be treated as receiving an actual or constructive Distribution with respect to the Series A Preferred Stock except to the extent that the Corporation actually distributes cash with respect to the Series A Preferred Stock unless the Company has received the consent of the Required Preferred Stockholders, which shall not be unreasonably withheld and (ii) to file all information and tax returns consistent with the tax treatment contemplated by the foregoing clause (i). In addition, without the consent of the Preferred Stockholder Representative, the Corporation will not issue any securities, or make a Distribution on or redeem any outstanding securities, or take any other action that would cause the Preferred Stockholders to be treated for tax purposes as receiving an actual or constructive Distribution with respect to the Series A Preferred Stock except to the extent that such holders receive a cash payment of not less than the amount of any Distribution received or deemed received.

     4.9. Notices. Any notice required by this Section 4 to be given to the Preferred Stockholders shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder’s address appearing on the books of the Corporation.

     4.10. Adjustments in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the Required Preferred Stockholders. No class vote of the holders of the outstanding Common Stock shall be required to approve any such amendment, such right to a class vote being hereby affirmatively waived in accordance with Section 242(b)(2) of the Delaware General Corporation Law.

     5. The Corporation shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or proceeding whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or serves or served any other enterprise as a director or officer at the request of the Corporation or any predecessor of the Corporation. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

     6. The Corporation reserves the right to amend or repeal any provisions contained in this Amended and Restated Certificate of Incorporation from time to time and at any time in the manner now or hereafter prescribed by the law of the State of Delaware and in accordance with this Amended and Restated Certificate of Incorporation, and all rights herein conferred upon stockholders, directors and officers are subject to this reserved power.

      IN WITNESS WHEREOF, Tekni-Plex, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Dr. F. Patrick Smith, a duly authorized officer of the Corporation, on May 13, 2005.

/s/ Dr. F. Patrick Smith

Name:	Dr. F. Patrick Smith
Title:	Chairman of the Board and Chief Executive Officer

Signature Page to Amended and Restated Certificate of Incorporation